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Ex12f
                               Idaho Power Company
                       Consolidated Financial Information
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements



                                            Twelve Months Ended December 31,
                                                 (Thousands of Dollars)
                                          1996         1997         1998      1999        2000
Earnings, as defined:
  Income before  income taxes        $ 142,710   $  138,746    $ 140,984   $ 143,078   $ 223,056
  Adjust for distributed income of
     equity investees                   (1,413)      (3,943)      (4,697)       (837)     (3,116)
  Equity in loss of equity method
     investments                             0            0          476           0           0
  Minority interest in losses of
  majority owned subsidiaries                0            0         (125)          0           0
  Fixed charges, as below               58,339       61,743       61,394      62,969      58,833

     Total earnings, as defined      $ 199,636   $  196,546    $ 198,032   $ 205,210   $ 278,773

Fixed charges, as defined:
  Interest charges                   $  57,348   $   60,761    $  60,593   $  62,014   $  57,797
  Rental interest factor                   991          982          801         955       1,036

     Total fixed charges                58,339       61,743       61,394      62,969      58,833

  Preferred stock dividends-gross
  up Idaho Power rate                   12,146        7,803        8,275       8,133       9,564

     Total combined fixed charges
     and preferred dividends         $  70,485   $   69,546    $  69,669   $  71,102   $  68,397

Ratio of earnings to combined fixed
charges and preferred dividends          2.83x        2.83x        2.84x       2.89x       4.08x
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